Exhibit 1.01

Viavi Solutions Inc.

Conflict Minerals Report

for the Year Ended December 31, 2016

Introduction

Viavi Solutions Inc. (“Viavi,” also referred to as “the Company,” “we,” “our,” and “us”) is a global provider of network test, monitoring and assurance solutions to communications service providers, enterprises and their ecosystems, supported by a worldwide channel community. We deliver end-to-end visibility across physical, virtual and hybrid networks, enabling customers to optimize connectivity, quality of experience and profitability. Viavi is also a leader in high performance thin film optical coatings, providing light management solutions to anti-counterfeiting, consumer electronics, automotive, defense and instrumentation markets.

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2016, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) issuers whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”). The Rule focuses on 3TG emanating from the Democratic Republic of Congo (“DRC”) region and nine adjoining countries (together, the “Covered Countries”). If an issuer has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for Viavi products that were manufactured, or contracted to be manufactured, during calendar year 2016 and that contain Conflict Minerals.

Executive Summary

We performed a Reasonable Country of Origin Inquiry (“RCOI”) on suppliers we believe provided materials or components containing 3TGs necessary to the manufacturing of our products during calendar year 2016. Our suppliers identified 317 valid smelters and refineries (“Smelters”). Of these 317 Smelters, we identified 38 as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. Our due diligence review indicated that 34 of these smelters have been audited and recognized as conflict free by the Conflict Free Smelter Program (“CFSP”). The remaining 4 smelters sourcing from the Covered Countries were subject to our risk mitigation process according to the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”).

Company Management Systems

Viavi established strong management systems based on Step 1 of the OECD Guidance.

•	Step 1A—Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas. We adopted a conflict minerals policy that is publicly available at http://www.viavisolutions.com/en-us/corporate/about-us/policies-and-standards. This policy is communicated directly to our suppliers as part of the RCOI process.

•	Step 1B—Structure internal management to support supply chain due diligence. We maintain a cross-functional internal team to support our supply chain due diligence efforts. This team reports its findings to a senior member of the supply chain management organization.

•	Step 1C—Establish a system of transparency, information collection and control over the supply chain. We implemented a detailed process to collect required supplier and smelter RCOI and due diligence data. Full details on the supply chain data gathering are included in the RCOI and due diligence sections of this Report.

•	Step 1D—Strengthen company engagement with suppliers. We engage directly with suppliers during the RCOI process. Additionally, our supplier terms and conditions require suppliers to source materials from smelters that, if sourcing from conflict-affected or high-risk areas, are either compliant with the CFSI Conflict-Free Smelter Program assessment protocols or are working towards compliance. We have also implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year.

•	Step 1E—Establish a company level grievance mechanism. Our employees and suppliers can anonymously report a violation of our policies through our ethics hotline. We also maintain an e-mail address conflictminerals@viavisolutions.com for suppliers and employees to report violations, ask questions and voice concerns.

Reasonable Country of Origin Inquiry (RCOI)

We designed our RCOI process in accordance with Step 2A and 2B of the OECD Guidance. Our RCOI process involved two stages:

•	Stage 1—Supplier RCOI (Step 2A of the OECD Guidance)

•	Stage 2—Smelter RCOI (Step 2B of the OECD Guidance)

For the 2016 reporting period, Viavi’s RCOI process was executed by Claigan Environmental Inc. (“Claigan”).

Supplier RCOI

We designed our supplier RCOI process to identify the smelters in our supply chain. Our supplier RCOI process for the 2016 reporting period included:

•	developing a list of suppliers providing 3TG containing components;

•	contacting each supplier and requesting Conflict Minerals data using the industry-standard Conflict Minerals Reporting Template (“CMRT”)

•	reviewing supplier responses for accuracy and completeness;

•	aggregating supplier-provided smelters into a single unique list of smelters meeting the definition of a smelter under one of three industry-recognized audit protocols; and

•	reviewing the final smelter list (and compared it to industry peers) to determine if we reasonably identified all the smelters in our supply chain.

Through the supplier RCOI process we identified 317 smelters in our supply chain (141 gold smelters, 47 tantalum smelters, 83 tin smelters, and 46 tungsten smelters).

Smelter RCOI

Due to the overlap between smelter RCOI and smelter due diligence, the smelter RCOI process is summarized in the due diligence section of this report.

Due Diligence

Viavi’s Due Diligence Process was designed in accordance with the applicable sections of Steps 2, 3, and 4 of the OECD Guidance.

For the 2016 reporting period, Viavi’s smelter RCOI and Due Diligence process were executed by Claigan.

Smelter RCOI and Due Diligence

Viavi’s smelter RCOI and due diligence processes were designed to meet the criteria of Step 2 of the OECD Guidance.

We engaged with each smelter identified in our supply chain to determine whether or not they sourced from the Covered Countries. For smelters that confirmed, either directly or through industry associations, that they did not source from the Covered Countries but who were not recognized as conflict free by the CFSP, we reviewed publicly available information to determine whether there was any contrary evidence that contradicted the smelter’s declaration. In doing so we reviewed sources such as NGO publications, including the Enough Project, Global Witness, Southern Africa Resource Watch and Radio Okapi. We also consulted the most recent United Nations Group of Experts reports on the DRC and performed public internet searches.

If smelters did not respond to our inquiry, we reviewed the same publicly available sources to determine whether there was reason to believe the smelter may have sourced from the Covered Countries during the reporting period.

We categorize smelters that are sourcing (or that we have reason to believe may be sourcing) from the Covered Countries as high risk. We require that all high risk smelters be audited and recognized as conflict free by the CFSP or be working towards such designation. If any high risk smelters are not audited and recognized as conflict free by the CFSP, we conduct the risk mitigation procedures described below.

Our suppliers identified 317 unique smelters, of which 38 smelters source, or there is a reason to believe they source, from the Covered Countries. We determined that 34 of these 38 smelters have been audited and recognized as conflict free by the CFSP. We conducted risk mitigation on the remaining 4 smelters.

Risk Mitigation

Viavi conducted risk mitigation on 4 smelters that were not recognized as conflict free by the CFSP and were sourcing from the DRC or surrounding countries. Viavi’s risk mitigation was designed in accordance with Step 3B of the OECD Guidance and was reported to the VP of Operations in accordance with Step 3A of the OECD Guidance.

As part of our risk mitigation process, we performed additional due diligence to determine if there was any reason to believe the smelter directly or indirectly financed or benefited armed groups in the DRC or adjoining countries. We also attempted to verify with internal stakeholders and relevant suppliers whether 3TGs from the smelter in question were actually in Viavi’s supply chain during the 2016 reporting period. Finally, if necessary and where possible, we engaged directly with the smelter to encourage them to become audited and recognized as conflict free by the CFSP.

We did not require the removal of smelters if there was no reason to believe they were directly or indirectly financing or benefitting armed groups in the Covered Countries. These smelters are scheduled to be re-visited in the 2017 reporting period.

Risk mitigation was required for 4 smelters.

Gold Refinery—United Arab Emirates

This gold refinery in the United Arab Emirates demonstrated an increased level of transparency in the 2016 reporting period. This refinery is now open to discussing audit options, but has not yet made a formal commitment to undergo an audit. This refinery’s supply chain due diligence systems were independently reviewed by an internal compliance consulting form. Viavi recognizes that this refinery has taken steps forward in 2016, but more progress is required. We will continue to work with this smelter to encourage them to achieve a status of CFSP compliant in 2017.

Gold Refinery—Belgium

This gold refinery smelter is recognized by the CFSP as ‘active’ meaning they are undergoing an independent audit to an industry recognized protocol. Removal of a smelter from a company’s supply chain is not generally recommended by the CFSP if the smelter is recognized as active. Additionally, we do not have reason to believe, based upon the review of publicly available sources and the due diligence report provided by the smelter that they directly or indirectly financed or benefited armed groups in the Covered Countries. Therefore, we did not require removal of this smelter from our supply chain but will review their status again during the 2017 reporting period.

Gold Refinery—Sudan

This gold smelter in Sudan has so far not made any commitment to becoming CFSP compliant. Although this refinery was reported by 12 suppliers, Viavi has determined that this refinery is not in the products we buy from 8 suppliers. Viavi continues to work with the remaining 5 suppliers to determine if this refinery is legitimately in the supply chain of the parts and/or products Viavi manufactures or contracts to manufacture and, if so, to remove them from our supply chain.

Gold Refinery—Zambia

This gold smelter in Zambia has so far not made any commitment to becoming CFSP compliant. Although this refinery was reported by 7 suppliers, Viavi has determined that this refinery is not in the products we buy from 3 suppliers. Viavi continues to work with the remaining 4 suppliers to determine if this refinery is legitimately in the supply chain of the parts and/or products Viavi manufactures or contracts to manufacture and, if so, to remove them from our supply chain.

Improvement Plan

Viavi is committed to continuous improvement in our due diligence process to further mitigate the risk that the 3TG materials in our products could directly or indirectly benefit or finance armed groups in the Covered Countries. As part of our efforts to mitigate this risk, new or renewed supplier contracts require suppliers to provide information that will allow us to evaluate their conflict mineral status. Additionally, we are continuing to engage with and educate our suppliers to increase supplier response rates and improving the timeliness, accuracy and comprehensiveness of the supplier survey responses we receive. We are also continuing to work with our suppliers to encourage them to source from CFSP compliant smelters when sourcing material from the Covered Countries. Finally, we are attempting to engage with smelters sourcing from the Covered Countries to encourage them to become audited to a protocol recognized by the CFSP.

Smelters and Refineries

38 of the smelters identified during our RCOI either declared that they were sourcing, or there was reason to believe were sourcing, from the Covered Countries. Based on the smelters’ disclosures and the publicly available information, we have reason to believe these smelters were sourcing from the following Covered Countries: The Democratic Republic of the Congo, Rwanda, Burundi, and Tanzania.

Additional Risk Factors

The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by Viavi. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect the accuracy of these statements.

These factors include, but are not limited to: (i) gaps in supplier or smelter data, (ii) errors or omissions by suppliers or smelters, (iii) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules, (iv) all instances of conflict minerals necessary to the functionality or manufacturing of our products may not have been reported correctly by our suppliers, (v) many suppliers and smelters are unfamiliar with the diligence process and information required to be provided, which could lead to inaccurate responses, (vi) timeliness of data received from our suppliers, (vii) information that is in the public domain may not be discovered despite having conducted a reasonable search, (viii) there may be errors in publicly available information, (ix) language barriers or errors in translation could lead to inaccurate information, (x) there could be oversights or errors in conflict free smelter audits, (xi) materials sourced from the Covered Countries could be inaccurately declared as secondary materials, (xii) illegally tagged Conflict Minerals could be introduced into the supply chain without our knowledge or the knowledge of our suppliers, (xiii) difficulties obtaining information from companies that are no longer in business, and (xiv) smuggling of Conflict Minerals outside the Covered Countries may make identification of their origin more difficult.

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s risk mitigation and improvement plans may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to conflict minerals; (b) the ability of our suppliers and smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and we assume no obligation to update such statements.